                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549



                                    SCHEDULE 13D/A

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO. 6)



                            Chart House Enterprises, Inc.
                            -----------------------------
                                   (Name of Issuer)


                       Common Stock, par value $0.01 per share
                       ---------------------------------------
                            (Title of Class of Securities)


                                       160902102
                                    --------------
                                    (CUSIP Number)


                                   Alisa M. Singer
                               Rosenberg & Liebentritt
                         Two North Riverside Plaza, Suite 600
                               Chicago, Illinois  60606
          --------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)



                                     April 7, 1999
                            -----------------------------
                            (Date of Event which Requires
                              Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

          Check the following box if a fee is being paid with the statement
[__].

                            EXHIBIT INDEX APPEARS ON PAGE 12

                                     SCHEDULE 13D

CUSIP No.  160902102
         ------------

-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            EGI-Chart House Investors, L.L.C.      FEIN: 36-4141805
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ X]
                                                                      (b) [  ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         [__]

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER

 NUMBER OF                    0
                 --------------------------------------------------------------
  SHARES

BENEFICIALLY        8.   SHARED VOTING POWER

 OWNED BY                     0
                 --------------------------------------------------------------
   EACH             9.   SOLE DISPOSITIVE POWER

 REPORTING

   PERSON                     0
                 --------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                                    3,331,677(1)
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,331,677(1)
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 [__]
CERTAIN SHARES

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.3%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     O0
-------------------------------------------------------------------------------


(1) Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                SCHEDULE 13D

CUSIP No.  160902102
         ------------
-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

     Samstock, L.L.C.      FEIN: 36-4156890
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [_]
-------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [_]

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER

 NUMBER OF               3,516,677(1)
                    -----------------------------------------------------------
  SHARES            8.   SHARED VOTING POWER

BENEFICIALLY

 OWNED BY                0
                    -----------------------------------------------------------
   EACH             9.   SOLE DISPOSITIVE POWER

 REPORTING

   PERSON                185,000
                    -----------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                                         3,331,677(1)
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,516,677(1)
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [_]
     CERTAIN SHARES

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.9%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

      OO
-------------------------------------------------------------------------------


(1) Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                SCHEDULE 13D

CUSIP No.   160902102
         -------------
-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

            Samstock/ZFT, L.L.C.     FEIN: 36-3022976
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [_]
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER

 NUMBER OF               0
                    -----------------------------------------------------------
  SHARES            8.   SHARED VOTING POWER

BENEFICIALLY

 OWNED BY                0
                    -----------------------------------------------------------
   EACH             9.   SOLE DISPOSITIVE POWER

 REPORTING

   PERSON                0
                    -----------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                         3,331,677(1)
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,331,677(1)
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [_]
CERTAIN SHARES

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.3%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

             OO
-------------------------------------------------------------------------------


(1) Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                SCHEDULE 13D

CUSIP No.   160902102
         -------------
-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

     F. Philip Handy as Trustee of the Blaine Trust     FEIN: 59-6963521
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [_]

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

             Florida
-------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER

 NUMBER OF               0
                    -----------------------------------------------------------
  SHARES            8.   SHARED VOTING POWER

BENEFICIALLY

  OWNED BY               0
                    -----------------------------------------------------------
   EACH             9.   SOLE DISPOSITIVE POWER

 REPORTING

   PERSON                0
                    -----------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                         3,331,677(1)
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,331,677(1)
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [_]
CERTAIN SHARES

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.3%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
             OO
-------------------------------------------------------------------------------


(1) Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                SCHEDULE 13D

CUSIP No.  160902102
         ------------
-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

            MelChart, L.L.C.     FEIN: 36-4183204
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [_]

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois
-------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER

 NUMBER OF               0
                    -----------------------------------------------------------
  SHARES            8.   SHARED VOTING POWER

BENEFICIALLY

  OWNED BY               0
                    -----------------------------------------------------------
   EACH             9.   SOLE DISPOSITIVE POWER

 REPORTING

   PERSON                0
                    -----------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                         3,331,677(1)
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,331,677(1)
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [_]
CERTAIN SHARES

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.3%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
            OO
-------------------------------------------------------------------------------


(1) Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                SCHEDULE 13D

CUSIP No.  160902102
         ------------
-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

     F. Philip Handy
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     PF
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [_]

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
-------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

 NUMBER OF          0
               ----------------------------------------------------------------
  SHARES       8.   SHARED VOTING POWER

BENEFICIALLY

 OWNED BY           20,000(2)
               ----------------------------------------------------------------
   EACH        9.   SOLE DISPOSITIVE POWER

 REPORTING

   PERSON           0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    3,351,677(1)(2)
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,351,677(1)(2)
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [_]
CERTAIN SHARES

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.5%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

(1) Includes 3,331,677 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

(2) Includes 20,000 shares held by the Handy Family Partnership, a family limited partnership, which Mr. Handy is deemed to beneficially own through its corporate general partner. Pursuant to Rule 13d-4, Mr. Handy disclaims beneficial ownership with respect to 19,800 of such shares that are attributable to the limited partners of the Handy Family Partnership.

          This Amendment No. 6 (this "Amendment") amends and supplements the
Schedule 13D filed on March 20, 1997 (as previously amended, the "Schedule 13D") with respect to the common stock, par value $0.01 par value per share (the "Common Stock") of Chart House Enterprises, Inc. (the "Issuer"). Only those Items amended are reported herein. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4 to the Schedule 13D filed October 7, 1997 ("Amendment No. 4").

Item 2.   IDENTITY AND BACKGROUND.

          Item 2. is hereby amended as follows:

          By amendment of its certificate of formation, Chart House Investors, L.L.C. changed its name to EGI-Chart House Investors, L.L.C. ("EGI-Chart House"). The other information concerning Chart House Investors, L.L.C. disclosed in subsections (a) through (e) of the Schedule 13D remains unchanged.

          In addition, this Item 2. is hereby further amended to reflect the current members of the reporting group, as reflected in the cover pages of this Amendment, following the withdrawal of certain former members of the reporting group (the "Withdrawing Parties"). As set forth in Item 6. below, the Withdrawing Parties are no longer parties to certain agreements relating to the Common Stock.

          The information previously reported in Appendix A to the Schedule 13D is hereby amended to reflect that (i) ZFT Partnership's four partners are trusts created for the benefit of Mr. Zell and his family; and (ii) the trustee of the four trusts associated with ZFT Partnership and the three previously identified trusts associated with Alphabet Partners, is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"). The officers and directors of Chai Trust are as follows:

     Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 181 North Carmelina Avenue, Los Angeles, California 90049.

     Kellie Zell Harper is a Director of Chai Trust and also works as a homemaker.

     Donald J. Liebentritt is a Vice President, Secretary and Director of Chai Trust. Mr. Liebentritt is also the Chief Operating Officer and General Counsel of EGI.

     Sheli Z. Rosenberg is President, Chief Executive Officer and a Director of Chai Trust. Ms. Rosenberg is also President and Chief Executive Officer of EGI.

     Leah Zell Wanger is a Director of Chai Trust. Ms. Wanger also co-owns and co-manages Wanger Asset Management, the registered advisor for the Acorn Mutual Funds, whose business address is 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.

     JoAnn Zell is a Director of Chai Trust. Ms. Zell is also a medical student.

     Matthew Zell is a Director of Chai Trust.  Mr. Zell is also
     President of Prometheus Network Solutions, Inc., whose business address is Two North Riverside Plaza, Suite 1700, Chicago, Illinois 60606.

     Robert M. Levin is the Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

     John Zoeller is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Zoeller is also the Vice President - Taxes of EGI.

     The business address of Chai Trust and Kellie Zell Harper, Donald Liebentritt, JoAnn Zell and John Zoeller is Two North
     Riverside Plaza, Chicago, Illinois 60606. All of the officers and directors of Chai Trust are United States citizens.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3. is hereby amended to add the following:

          As a result of (i) the withdrawal of the Withdrawing Parties from the reporting group, (ii) the purchase of 75,000 Initial Shares by Samstock pursuant to the Rivera Purchase Agreement and (iii) the sale by Samstock of 43,478 Initial Shares to Richard Melman as trustee of the Richard Melman Revocable Trust under trust agreement dated January 16, 1982 (the "Melman Trust"), pursuant to a stock purchase agreement dated July 28, 1998 for consideration of $5.75 per share, the number of Initial Shares and Additional Shares beneficially owned in the aggregate by the reporting group members has been reduced to 3,331,677 shares.

          As described in Item 5.(c) herein, on April 6 and 7, 1999, Samstock purchased in open market transactions an additional 185,000 shares of Common Stock. The total purchase price for the 185,000 shares was $785,162, inclusive of commission, which was paid from Samstock's working capital.

          In addition, on April 7, 1999, the Handy Family Partnership, the corporate general partner of which is controlled by F. Philip Handy, purchased in an open market transaction an additional 20,000 shares of Common Stock. The total purchase price for the 20,000 shares was $85,800, inclusive of commission, paid from the working capital of the partnership. Pursuant to Rule 13d-4, Mr. Handy disclaims beneficial ownership of 19,800 of these shares which are attributable to limited partners of the Handy Family Partnership.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5. is hereby amended to add the following:

          (a) and (b)    To the best knowledge of the Stockholders (defined
below), there are 11,762,561 shares of Common Stock outstanding as of the date hereof, as reported by the Issuer on its Annual Report on Form 10-K for the year ended December 31, 1998. As of the date hereof, the 3,331,677 shares of Common Stock owned in the aggregate by the Stockholders, and as to which they share dispositive power, represent approximately 28.3% of the Common Stock issued and outstanding. Such Common Stock is held as follows:

               HOLDER                                    SHARES
               ------                                    ------
               EGI-Chart House . . . . . . . .           428,591
               Samstock  . . . . . . . . . . .         1,891,522
               Samstock/ZFT  . . . . . . . . .           705,808
               FPH Trustee . . . . . . . . . .           103,539
               MelChart  . . . . . . . . . . .           202,217
                                                       ---------
                    Total  . . . . . . . . . .         3,331,677

          In addition to the 3,331,677 shares of Common Stock beneficially owned in the aggregate by the Stockholders, Samstock owns an additional 185,000 shares of Common Stock. Accordingly, Samstock has sole voting and dispositive power with respect to 3,516,677 and 185,000 shares, respectively, and shared dispositive power with respect to 3,331,677 shares of Common Stock. The 3,516,677 shares of Common Stock beneficially owned by Samstock represent approximately 29.9% of the Common Stock issued and outstanding.

          In addition to the 3,331,677 shares of Common Stock beneficially owned in the aggregate by the Stockholders, F. Philip Handy is deemed to beneficially own an additional 20,000 shares of Common Stock as the sole owner of the corporate general partner of the Handy Family Partnership, the owner of the 20,000 shares. Accordingly, Mr. Handy has shared voting and dispositive power with respect to 20,000 and 3,351,677 shares, respectively. The 3,351,677 shares of Common Stock beneficially owned by Mr. Handy represent approximately 28.5% of the Common Stock issued and outstanding. Pursuant to Rule 13d-4, Mr. Handy disclaims beneficial ownership of 19,800 shares that are attributable to the limited partners of the Handy Family Partnership.

          Subject to the limitations of the Second Amended Standstill, pursuant to an Amended Stockholders' Agreement, Samstock has the sole power to vote or to direct the vote of the 3,331,677 shares of Common Stock owned in the aggregate by the Stockholders. Each Stockholder has the power to dispose of or to direct the disposition of such Stockholder's shares of Common Stock subject to certain limitations under the Amended Stockholders' Agreement attached hereto as Exhibit 2.4 and is incorporated herein by reference.

          At the date hereof, neither the Stockholders, nor to the best knowledge of the Stockholders, any of the reporting group members or any of the persons listed in Appendix A to the Schedule 13D, owns any shares of Common Stock other than shares of Common Stock owned by the Stockholders, as described herein, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act, and except as follows: (i) Samuel Zell beneficially owns 719 shares of Common Stock and options to purchase 2,500 shares; and (ii) Richard Melman as trustee of the Melman Trust beneficially owns 43,478 shares of Common Stock.

               (c) During the last 60 days, the only transactions in the Common Stock effected by the Stockholders, or to the best knowledge of the Stockholders, by any of the reporting group members or the persons listed in Appendix A to the Schedule 13D, were the following: On April 6, 1999 Samstock purchased 60,000 shares of Common Stock at a price of $4.0652 per share. On April 7, 1999, Samstock purchased 125,000 shares of Common Stock at a price of $4.25 per share. On April 7, 1999, the Handy Family Partnership, the corporate general partner of which is controlled by F. Philip Handy, purchased 20,000 shares of Common Stock at a price of $4.25 per share.

               (d) No person other than a Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned by such Stockholder.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUES.

          Item 6. is hereby amended to add the following:

          As of March 31, 1999, EGI-Chart House, Samstock, Samstock/ZFT, Handy, FPH Trustee and Melchart (collectively, the "Stockholders"), the Issuer and, solely as guarantor, Alpha/ZFT entered into a Second Amended and Restated Standstill Agreement (the "Second Amended Standstill"). This agreement restates and supersedes the Amended Standstill Agreement: (i) to eliminate certain standstill provisions described in Item 4 of Amendment No. 4 relating to restrictions on acquisition, disposition or distribution of voting securities of the Issuer, proxy solicitations, formation of voting trusts, solicitation of bidders, material transactions with the Issuer and voting on matters relating to possible changes of control of the Issuer; and
(ii) to reflect the withdrawal of the Withdrawing Parties. The Second Amended Standstill retains those registration rights, confidentiality provisions and voting rights and agreements described in Amendment No. 4. The Second Amended Standstill is attached hereto as Exhibit 2.3 and is incorporated herein by reference.

          The Stockholders and the Issuer also entered into an Amended and Restated Stockholders' Agreement dated as of March 31, 1999 (the "Amended Stockholders' Agreement"), which agreement restates and supersedes the Stockholders' Agreement: (i) to remove restrictions on acquisition or sale of voting securities of the Issuer that were intended to ensure compliance with the standstill provisions of Sections 3.1 and 3.2 of the Amended Standstill Agreement (which Sections were omitted in the Second Amended Standstill which supersedes the Amended Standstill Agreement); (ii) to remove the Withdrawing Parties; and (iii) to eliminate certain restrictions on the transfer of CHI Shares by Samstock, Samstock/ZFT or EGI-Chart House, subject to certain conditions. The Amended Stockholders' Agreement is attached hereto as Exhibit 2.4 and is incorporated herein by reference.

          The description contained in this Amendment of certain provisions of the Second Amended Standstill and the Amended Stockholders' Agreement are not intended to be complete and are qualified in their entirety by reference to each agreement attached as an Exhibit hereto and incorporated herein by reference.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

 Exhibit 2.3    --       Second Amended and Restated Standstill Agreement,
                         dated as of March 31, 1999

 Exhibit 2.4    --       Amended and Restated Stockholders' Agreement, dated as
                         of March 31, 1999

                                  SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

DATED:  April 15, 1999

                              EGI-CHART HOUSE INVESTORS, L.L.C.

                              By:  /s/ Donald J. Liebentritt
                                   ------------------------------------------
                                   Name:     Donald J. Liebentritt
                                        -------------------------------------
                                   Title:    Vice President
                                         ------------------------------------

                              SAMSTOCK, L.L.C.

                              By:  /s/ Donald J. Liebentritt
                                   ------------------------------------------
                                   Name:     Donald J. Liebentritt
                                        -------------------------------------
                                   Title:    Vice President
                                         ------------------------------------

                              SAMSTOCK/ZFT, L.L.C.

                              By:  /s/ Donald J. Liebentritt
                                   ------------------------------------------
                                   Name:     Donald J. Liebentritt
                                        -------------------------------------
                                   Title:    Vice President
                                         ------------------------------------


                              /s/ F. Philip Handy
                              -----------------------------------------------
                              F. Philip Handy


                              /s/ F. Philip Handy
                              -----------------------------------------------
                              F. Philip Handy, as Trustee of the Blaine Trust


                              MELCHART, LLC

                              By:  /s/ Richard Melman
                                   ------------------------------------------
                                   Richard Melman, its manager, by
                                   Michael E. Fox under Power of Attorney

                                EXHIBIT INDEX

    Exhibit Number                             Description
    --------------                             -----------
      1             Stock Purchase and Sale Agreement, dated as of March 10, 1997 *

      1.1           Distribution and Contribution Agreement, dated as of October 1,
                    1997 *

      1.2           Stock Purchase and Sale Agreement, dated as of October 1, 1997
                    (MelChart) *

      1.3           Stock Purchase and Sale Agreement, dated as of October 1, 1997
                    (Rivera) *

      2             Standstill Agreement dated as of March 10, 1997 *

      2.1           Amended and Restated Standstill Agreement, dated as of October 1,
                    1997 *

      2.2           Stockholders' Agreement, dated as of October 1, 1997 *

      2.3           Second Amended and Restated Standstill Agreement, dated as of
                    March 31, 1999 **

      2.4           Amended and Restated Stockholders' Agreement, dated as of
                    March 31, 1999 **

      3             Option Agreement, dated as of May 12, 1997 *

      3.1           Amended and Restated Option Agreement, dated as of September,
                    1997 *

      4             Share letter, dated July 29, 1997 *


*   Previously filed.
**  Filed herewith.